UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

SQZ Biotechnologies Company

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78472W 104

(CUSIP Number)

November 3, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☒	Rule 13d-l(c)

☐	Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78472W 104

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,513,924
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,513,924

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,513,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%(1)
12.	Type of Reporting Person (See Instructions) HC

(1)

Percentage calculated based on 23,972,211 shares of common stock, being the shares of common stock outstanding as of the completion of the Issuer’s initial public offering (not including the underwriters’ option to purchase an additional 661,764 shares), as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 30, 2020.

CUSIP No. 78472W 104

1.	Names of Reporting Persons. Fullerton Management Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,513,924
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,513,924

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,513,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%(1)
12.	Type of Reporting Person (See Instructions) HC

(1)

Percentage calculated based on 23,972,211 shares of common stock, being the shares of common stock outstanding as of the completion of the Issuer’s initial public offering (not including the underwriters’ option to purchase an additional 661,764 shares), as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 30, 2020.

CUSIP No. 78472W 104

1.	Names of Reporting Persons. Temasek Life Sciences Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,513,924
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,513,924

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,513,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.5%(1)
12.	Type of Reporting Person (See Instructions) HC

(1)

Percentage calculated based on 23,972,211 shares of common stock, being the shares of common stock outstanding as of the completion of the Issuer’s initial public offering (not including the underwriters’ option to purchase an additional 661,764 shares), as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 30, 2020.

CUSIP No. 78472W 104

1.	Names of Reporting Persons. Elbrus Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,888,924
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,888,924

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,888,924
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.9%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on 23,972,211 shares of common stock, being the shares of common stock outstanding as of the completion of the Issuer’s initial public offering (not including the underwriters’ option to purchase an additional 661,764 shares), as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 30, 2020.

CUSIP No. 78472W 104

1.	Names of Reporting Persons. V-Sciences Investments Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 625,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 625,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 625,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.6%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Percentage calculated based on 23,972,211 shares of common stock, being the shares of common stock outstanding as of the completion of the Issuer’s initial public offering (not including the underwriters’ option to purchase an additional 661,764 shares), as reported in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 30, 2020.

Item 1.

(a)	Name of Issuer:

SQZ Biotechnologies Company

(b)	Address of Issuer’s Principal Executive Offices:

200 Arsenal Yards Blvd, Suite 210

Watertown, MA 02472

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed jointly by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.	Temasek Holdings (Private) Limited (“Temasek”);

2.	Fullerton Management Pte. Ltd. (“Fullerton”);

3.	Temasek Life Sciences Private Limited (“TLS”);

4.	Elbrus Investments Pte. Ltd. (“Elbrus”); and

5.	V-Sciences Investments Pte Ltd (“V-Sciences”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(c)	Citizenship:

The citizenship of all Reporting Persons is the Republic of Singapore.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number:

78472W 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i) Elbrus directly owns 1,888,924 shares of the Issuer’s common stock. Elbrus is a direct wholly-owned subsidiary of TLS, which in turn is a direct wholly-owned subsidiary of Fullerton, which in turn is a direct wholly-owned subsidiary of Temasek. Each of TLS, Fullerton and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by Elbrus.

(ii) V-Sciences directly owns 625,000 shares of the Issuer’s common stock. V-Sciences is a direct wholly-owned subsidiary of TLS, which in turn is a direct wholly-owned subsidiary of Fullerton, which in turn is a direct wholly-owned subsidiary of Temasek. Each of TLS, Fullerton and Temasek, through the ownership described herein, may be deemed to beneficially own the shares held by V-Sciences.

(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	See Row 5 of the cover page for each Reporting Person.

	(ii) Shared power to vote or to direct the vote	See Row 6 of the cover page for each Reporting Person.

	(iii) Sole power to dispose or to direct the disposition of	See Row 7 of the cover page for each Reporting Person.

	(iv) Shared power to dispose or to direct the disposition of	See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2020

Temasek Holdings (Private) Limited

By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Authorised Signatory

Fullerton Management Pte. Ltd.

By:	/s/ Gregory Tan
Name: Gregory Tan
Title: Director

Temasek Life Sciences Private Limited

By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

Elbrus Investments Pte. Ltd.

By:	/s/ Lim Siew Lee Sherlyn
Name: Lim Siew Lee Sherlyn
Title: Director

V-Sciences Investments Pte Ltd

By:	/s/ Zahedah Abdul Rashid
Name: Zahedah Abdul Rashid
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated November 13, 2020, by and among the Reporting Persons, relating to the filing of a joint statement on Schedule 13G